UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2024.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements, in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report on Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•a decrease in the market value of our vessels;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•delays or defaults in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows;
•an oversupply of dry bulk vessels, which may depress charter rates and profitability;
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•the failure of our contract counterparties to meet their obligations, including changes in credit risk with respect to our counterparties on contracts;
•the loss of a large customer or significant business relationship;
•the strength of world economies;
•the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect our earnings;
•our ability to successfully employ our dry bulk vessels and replace our operating leases on favorable terms, or at all;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses, including in the case of a vessel collision;

•vessel breakdowns and instances of offhire;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•risks associated with any future vessel construction or the purchase of second-hand vessels;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
•potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by us and our customers) related to complying with such regulations;
•changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•potential difference in interests between or among certain members of our board of directors, executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential exposure or loss from investment in derivative instruments;
•stability of Europe and the Euro or the inability of countries to refinance their debts;
•inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•fluctuations in currencies;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on our floating interest rate debt instruments;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of adverse weather and natural disasters;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•changes in seaborne and other transportation;
•the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector;
•impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States;
•our treatment as a "passive foreign investment company" by U.S. tax authorities;
•being required to pay taxes on U.S. source income;
•our operations being subject to economic substance requirements;
•potentially becoming subject to corporate income tax in Bermuda in the future;

•the volatility of the stock price for our common shares, from which investors could incur substantial losses, and the future sale of our common shares, which could cause the market price of our common shares to decline; and
•other factors discussed in "Item 3. Key Information D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Commission on March 20, 2024, or our Annual Report.

We caution the reader of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	September 5, 2024	By:	/s/ Peder Simonsen
Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer

EXHIBIT 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2024 and 2023 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our Annual Report.

As used herein, "we," "us," "our," "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries (as the context requires). The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:

•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt; and
•Panamax (including Kamsarmax), which are vessels with carrying capacities of between 65,000 and 105,000 dwt.

Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are represented in U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General

We are Golden Ocean Group Limited, an exempted company under the Bermuda Companies Act of 1981. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the symbol "GOGL".

We own and operate dry bulk carriers consisting of Newcastlemax, Capesize and Panamax (including Kamsarmax) vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the United Kingdom. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2024, we owned 83 dry bulk vessels. In addition, we had eight vessels chartered-in (of which seven were chartered in on financial leases and one was chartered in on an operating lease from SFL Corporation Ltd., or SFL). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands or Hong Kong. In addition, in 2021 and 2022, we entered into contracts for the construction of ten Kamsarmax newbuilding vessels, eight of which were delivered by June 30, 2024 and are included into the fleet numbers above. Subsequent to June 30, 2024, we had one Kamsarmax newbuilding vessel delivered to us in August 2024 and the last Kamsarmax newbuilding vessel is scheduled to be delivered to us by the fourth quarter of 2024.

ESG update

Our comprehensive and stand-alone annual ESG report, in respect of the calendar year ended December 31, 2023, was published in August 2024 and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

The ESG report provides an opportunity to reflect on Golden Ocean’s ESG journey and to demonstrate its progress towards its goals. Golden Ocean has continued to make progress in managing environmental, social and governance factors (“ESG”) in 2023 and 2024.

In previous years, we set targets for scope 1 emission reduction and aim to reduce our Carbon Intensity Indicator (“CII”) by 15% by 2026 and 30% by 2030, compared to 2019 levels. We also target net-zero emissions by 2050. In 2024, we have continued to implement measures to achieve these targets. During 2023, we successfully improved the CII across all segments of our fleet. Notably, our Newcastlemax vessels achieved an 11.5% reduction in CII in 2023 compared to our 2019 baseline. Additionally, our renewal efforts for the Kamsarmax and Panamax fleets resulted in significant CII reductions of 9.9% and 8.2%, respectively. Our Capesize fleet also saw an 8.3% reduction in CII. In 2024, we aim to continue to outperform the emission trajectories set by the International Maritime Organization and the Poseidon Principles.

As of the date of this report, these CII reduction measures have not resulted in a material increase of our ESG-related expenditures. The CII reduction measures to be implemented over the longer-term is expected to create a vast array of implications for our business and the dry bulk industry in general and involve more uncertainty. As of the date of this report, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are seeking zero emission propulsion technology with the ultimate aim of net zero emissions.

During the six months ended June 30, 2024, we have not incurred any material capital expenditures with regards to our environmental initiatives when compared to respective financial statement lines. In the first six months of 2024, we have incurred operating costs of $4.5 million for various energy saving devices and digitalization. In addition, in 2024 we increased drydock costs for cargo hold maintenance and hull/cargo sand blasting and painting by approximately $2 million to improve efficiency of our vessels. Further, we have incurred $0.9 million in the six months ended June 30, 2024 for ballast water treatment systems ("BWTS") upgrade costs, which were capitalized.

While decarbonization is of strategic importance to us, the costs associated with our ESG initiatives and decarbonizing efforts are not material to our business when compared to our total revenues and results of operations.

Russian-Ukrainian War

The ongoing conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters.

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several executive orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, and investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Prior to the conflict, Russia and Ukraine combined accounted for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Following the onset of the conflict, steel buyers had to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which stimulated seaborne trade routes. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine.

The direct impact of the conflict on our business has been limited to certain time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. In March 2022, with respect to the Golden Pearl, we cancelled a time charter agreement in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering), and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity. We did not conduct any business with sanctioned counterparties in 2023 or 2024 as of the date of this report.

Conflict between Israel and Hamas

We believe that there is a limited effect of the conflict on our results and operations, since historically we do not have many port calls to Israel. Recent Houthis attacks in the Red Sea led to a short-term immaterial positive effect on our operations due to an increase in tonne-miles as a result of vessels rerouting to bypass the Suez Canal. There is still significant uncertainty relating to the conflict and we cannot guarantee that impact on our operations will remain limited in the long term.

Other
At our Annual General Meeting of Shareholders that took place on April 29, 2024, shareholders passed, among other things, a resolution to re-elect Ola Lorentzon, John Fredriksen, James O’Shaughnessy, Ben Mills and Cato Stonex as directors of the Company.

In January 2024, the Board of Directors appointed Lars-Christian Svensen, Golden Ocean’s Chief Commercial Officer and Interim Chief Executive Officer, to take the role as Chief Executive Officer of Golden Ocean Management AS. In May 2024, Lars-Christian Svensen decided to step down from his positions, and the Board of Directors appointed the company’s Chief Financial Officer, Peder Simonsen, to take the role as Interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS.

Results of Operations
Six-months ended June 30, 2024 compared to the six-months ended June 30, 2023

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2024, market conditions strengthened compared to the first six months of 2023, which is illustrated by the change in the Baltic Dry Index, or BDI, from an average of 1,157 points in the six months ended June 30, 2023 to an average of 1,837 points in the six months ended June 30, 2024.

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Time charter revenues	314,736	181,693	133,043
Voyage charter revenues	180,897	226,946	(46,049)
Other revenues	1,193	1,261	(68)
Total operating revenues	496,826	409,900	86,926

Time charter revenues increased by $133.0 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to:

•an increase of $96.0 million reflecting higher rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•an increase of $16.7 million due to delivery of eight newbuildings as per June 30, 2024, where eight of the newbuildings contributed with time charter revenues in the six months ended June 30, 2024, compared to one in the six months ended June 30, 2023;
•an increase of $13.9 million attributable to five out of the six Newcastlemax vessels acquired from H-Line during the six months ended June 30, 2023, where all six vessels were in our fleet for the entire duration of the six months ended June 30, 2024;
•an increase of $2.8 million attributable to chartered-in vessels that traded on time charters during the period;
•an increase of $2.4 million reflecting the increase in bunker prices for bunkers on board delivered to charterers;
•an increase of $5.7 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods; and
•an increase of $0.3 million attributable to increase in amortization of unfavorable charter party contracts during the period.

This was partially offset by:

•a decrease of $4.8 million due to the sale of four vessels, with two vessels being delivered to new owners in May 2023, and the remaining two vessels being delivered in September 2023 and February 2024, all of which were part of the fleet during majority of the first half of 2023.

Voyage charter revenues decreased by $46.0 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to:

•a decrease of $83.0 million relating to decreased voyage activity of chartered-in vessels;
•a decrease of $8.7 million due to sale of four vessels, with two vessels being delivered to new owners in May 2023 and the remaining two vessels being delivered in September 2023 and February 2024, all of which were part of the fleet during majority of the first half of 2023; and
•a decrease of $3.2 million attributable to a decrease in the number of voyage charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods.

This was partially offset by:

•an increase of $43.9 million attributable to an increase in the freight rates; and
•an increase of $5.0 million due to delivery of eight newbuildings as per June 30, 2024, where four of the newbuildings contributed with voyage charter revenues in the six months ended June 30, 2024, compared to one in the six months ended June 30, 2023.

Other revenues decreased by $0.1 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023.

Gain on sale of assets

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Gain on sale of assets	1,133	2,583	(1,450)

In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for a net consideration of $15.7 million. The vessel was delivered to its new owner in February 2024, upon which we recorded a gain of $1.1 million from the sale.

Gain on sale of assets of $2.6 million was recorded in the first six months of 2023 and related to the sale of Golden Strength which was delivered to its new owner during the period.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Voyage expenses and commissions	102,779	123,626	(20,847)

Voyage expenses and commissions decreased by $20.8 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 due to:

•a decrease of $37.9 million relating to less vessels chartered in; and
•a decrease of $4.9 million relating vessels sold in 2023 and 2024.

This was partially offset by:

•an increase of $8.8 million attributable to an increase in fuel prices;
•an increase of $6.4 million attributable to an increase in commissions; and
•an increase of $6.8 million relating to eight newbuildings being delivered as of June 30, 2024, whereby all eight of the newbuildings contributed with voyage expenses and commissions compared to four newbuildings in the six months ended June 30, 2023.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Ship operating expenses	128,924	124,061	4,863

Ship operating expenses increased by $4.9 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to:

•an increase of $15.8 million related to running ship operating expenses, primarily as a result of higher crew costs ($4.9 million) as well as stores and spares expenses ($10.9 million). Crew costs increase of approximately $2.0 million is related to crew wage increases and the remaining $2.9 million is mainly caused by pattern of crew changes as well as more crew required for various upgrades. Increase in spares and stores relates to purchases for unscheduled repairs as well as spares and stores purchased for upcoming drydocking;
•an increase of $2.5 million relating to our decarbonization efforts; and
•an increase of $9.1 million relating to eight newbuildings delivered as per June 30, 2024, whereby all eight of the newbuildings contributed with ship operating expenses compared to four newbuildings in the six months ended June 30, 2023.

This was partially offset by:

•a decrease of $10.5 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the six months ended June 30, 2024;
•a decrease of $4.8 million related to costs due to the change of technical managers for 27 of our vessels in the first half of 2023;
•a decrease of $3.7 million in drydocking expenses after five vessels, contributing with a total of 154 drydocking days, were drydocked in the six months ended June 30, 2024, compared to nine vessels, contributing with a total of 250 drydocking days, were drydocked in the six months ended June 30, 2023; and
•a decrease of $3.5 million relating to vessels sold.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Charter hire expenses	12,154	26,992	(14,838)

Charter hire expenses decreased by $14.8 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to:

•a decrease of $32.7 million related to a decrease in trading activity for short-term charter-in activity from third parties1.

This was partially offset by:

•an increase of $14.2 million related to an increase in chartered in rates; and
•an increase of $3.7 million attributable to profit share amount for SFL vessels.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Administrative expenses	12,539	9,329	3,210

Administrative expenses increased by $3.2 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 due to higher non-recurring personnel expenses.

1 Statistical formula used for calculating decrease in trading activity: (Days first half 2024 - days first half 2023) x Average charter hire rate for the first half of 2024.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Impairment loss on vessels	—	11,780	(11,780)

No impairments were recorded in the six months ended June 30, 2024. In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owners in the second quarter of 2023. In the first quarter of 2023, the Company recorded an impairment loss of $11.8 million in connection to the sale.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Depreciation	70,254	64,087	6,167

Depreciation increased by $6.2 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 primarily due to:

•an increase of $3.9 million attributable to eight Kamsarmax newbuildings, where four newbuildings were delivered in the six months ended June 30, 2023; and
•an increase of $2.6 million attributable to vessels delivered as of June 30, 2024, in connection with the acquisition of six Newcastlemax vessels in February 2023, where six vessels were delivered as of June 30, 2024 compared to five vessels as of June 30, 2023.

This was partially offset by:

•a decrease of $0.3 million due to the sale of vessels in 2023.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Interest income	3,671	2,685	986

Interest income increased by $1.0 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to higher interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Interest on floating rate debt	49,190	38,951	10,239
Finance lease interest expense	3,675	4,180	(505)
Amortization of deferred charges	3,321	3,066	255
	56,186	46,197	9,989

Interest expense increased by $10.0 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to:

•an increase of $10.2 million of interest on our floating rate debt primarily due to (i) an increase in average total floating rate debt during the first six months of 2024 compared to first six months of 2023, and (ii) an increase in the Secured Overnight Financing Rate (“SOFR”), with the average SOFR rate increasing from 5.15% in the first half of 2023 to 5.32% in the first half of 2024; and
•an increase of $0.3 million of amortization of deferred charges.

This was partially offset by:

•a decrease of $0.5 million in finance lease interest expenses.

Share of results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Share of results of associated companies	(4,976)	9,868	(14,844)

Share of results of associated companies decreased by $14.8 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023. This was primarily due to a total loss of $5.0 million in the six months ended June 30, 2024 for SwissMarine Pte. Ltd. ("SwissMarine") and TFG Marine Pte Ltd ("TFG Marine") compared to a total equity in earnings of $7.7 million in the six months ended June 30, 2023. The decrease was primarily due to worsened trading result. In addition, we had an equity in earnings of $15 thousands in the six months ended June 30, 2024 for United Freight Carriers LLC ("UFC") compared to an equity in earnings of $2.2 million in the six months ended June 30, 2023.

Gain on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Gain on derivatives	14,418	6,962	7,456

The gain on derivatives increased by $7.5 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily due to a positive development in the change of fair value for forward freight derivatives, interest rate swaps and bunker derivatives of $4.3 million, $2.7 million and $0.5 million, respectively.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2024	2023
Other financial items	(255)	202	(457)

Other financial items decreased by $0.5 million in the six months ended June 30, 2024 compared with the six months ended June 30, 2023 primarily as a result of settlement of investment in equity securities.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, “Recently Issued Accounting Standards” to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through the issuances of equity and debt securities and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian kroner and Singapore dollars.

As of June 30, 2024, we had two vessels under construction and related outstanding contractual commitments of $43.2 million due by the fourth quarter of 2024. Remaining contractual commitments will be financed through the $85 million committed debt financing entered into in December 2023.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), payment of installments for newbuildings, activities relating to decarbonization, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $150 million undrawn revolving credit tranche under the $360 million facility, the $275 million facility and the $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 8, "Cash, cash equivalents and restricted cash", for a description of our covenant requirements.

As of June 30, 2024 and December 31, 2023, we had cash, cash equivalents and restricted cash of $103.1 million and $118.6 million, respectively. As of June 30, 2024, cash and cash equivalents included cash balances of $70.7 million (December 31, 2023: $72.9 million), which are required to be maintained by the financial covenants in our loan facilities.

As of June 30, 2024, our current portion of long-term bank debt was $115.4 million.

Other significant transactions subsequent to June 30, 2024, impacting our future cash flows include the following:
–One Kamsarmax newbuilding was delivered subsequent to June 30, 2024, and a $21.6 million drawdown on the $85 million facility mentioned above was made subsequent to the quarter. In total, subsequent to the quarter end, we paid an installment of $19.8 million for one Kamsarmax newbuilding contract, reducing the outstanding contractual commitments balance for newbuildings to $23.4 million; and
–On August 28, 2024, the Company announced a cash dividend of $0.30 per share in respect of the second quarter of 2024, which is payable on or about September 20, 2024, to shareholders of record on September 11, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about September 23, 2024.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, payment of installments for newbuildings, investments relating to environmental requirements and the debt and equity portion of planned and potential investments in new or replacement vessels and repayment of bank loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2024	2023
Net cash provided by operating activities	192,757	122,068
Net cash used in investing activities	(37,716)	(307,947)
Net cash provided by (used in) financing activities	(170,621)	155,129
Net change in cash, cash equivalents and restricted cash	(15,580)	(30,750)
Cash, cash equivalents and restricted cash at beginning of period	118,635	138,073
Cash, cash equivalents and restricted cash at end of period	103,055	107,323

Operating Activities

We have significant exposure to the spot market as on average only eleven of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2024. As of the date of this report, we have seven vessels on fixed rate time charter contracts with an initial contract duration of more than eleven months. From time to time, we may also enter into forward freight agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2024 was $192.8 million compared with $122.1 million in the six months ended June 30, 2023. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2024, compared with the actual rates achieved during the first six months of 2024, will consequently have a positive or negative comparative impact on the amount of cash provided by operating activities.

The estimated average cash break-even rates on a time charter equivalent ("TCE") basis for the six months ended June 30, 2024 are (i) approximately $15,500 per day for our Capesize vessels without scrubbers and (ii) approximately $11,900 per day for our Panamax vessels. These are the daily rates our vessels must earn to cover current level operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense. The average market spot rates for the first six months of 2024 were as follows: for Capesize vessels, approximately $22,393 per day for non-scrubber vessels and for Panamax vessels, approximately $13,870 per day. The average market spot rates from July 1, 2024 to September 5, 2024, were as follows: approximately $24,003 per day for non-scrubber Capesize vessels and approximately $12,930 per day for Panamax vessels.

Investing Activities

Net cash used in investing activities was $37.7 million in the six months ended June 30, 2024 and comprised of:
•payment of $53.4 million in installments and supervision fees relating to four Kamsarmax newbuilding contracts.

This was partially offset by:
•proceeds received from the sale of Golden Bull of $15.7 million.

Net cash used in investing activities was $307.9 million in the six months ended June 30, 2023 and comprised of:
•payments totaling $241.0 million for five scrubber fitted Newcastlemax vessels acquired and delivered during six months ended June 30, 2023;
•a 10% deposit totaling $5.0 million for the remaining acquired Newcastlemax vessel;
•payment of $107.1 million in installments relating to ten Kamsarmax newbuilding contracts; and
•other investing cash outflows of approximately $7.9 million mainly related to payments for the installation of BWTS and scrubbers on the existing fleet.

This was partially offset by:
•proceeds received from the sale of Golden Feng and Golden Shui of $43.6 million;
•proceeds received from the sale of Golden Strength of $15.3 million; and
•repayment of a shareholder loan by TFG Marine of $0.9 million.

Financing Activities

Net cash used in financing activities was $170.6 million in the six months ended June 30, 2024, which was comprised of:
•distributions of $119.9 million in cash dividends to our shareholders;
•$437.9 million repayment of outstanding debt in connection with refinancing of the $233 million facility, the $120 million facility and the $304 million facility;
•$75.0 million repayment of our revolving credit facilities;
•ordinary repayment of long-term debt of $44.4 million;
•$7.7 million debt repayment on the $250 million credit facility as a result of the sale of Golden Bull previously securing the facility;
•repayments of $12.4 million in finance lease obligations; and
•$5.7 million debt fees paid in connection with the new $180 million, $85 million and $360 million facilities.

This was partially offset by:
•full draw down on the $180 million credit facility entered into in April, which refinanced the $233 million facility with outstanding balance of $178.6 million;
•a draw down of $310 million on the $360 million credit facility entered into in February, which refinanced the $120 million and $304 million facilities with outstanding balances of $256.6 million; and

•a partial $41.8 million draw down on the $85 million credit facility entered into to finance two of the four last newbuilding deliveries.

Net cash provided by financing activities was $155.1 million in the six months ended June 30, 2023, which was comprised of:
•full draw down on the new $250.0 million credit facility entered in January, which refinanced $230.4 million outstanding debt in connection with refinancing of the $93.74 million facility, the $131.79 million facility and the $155.53 million facility;
•a partial $182.0 million drawdown on the new $233.0 million facility entered into to finance acquisitions of six Newcastlemax vessels;
•a full drawdown on the new $80.0 million facility for the four newbuildings delivered during the period; and
•$25.0 million drawdown on the revolving credit facility under the $175 million facility.

This was partially offset by:
•distributions of $60.1 million in cash dividends to our shareholders;
•$230.4 million repayment of outstanding debt in connection with refinancing of the $93.74 million facility, the $131.79 million facility and the $155.53 million facility;
•ordinary repayment of long-term debt of $41.2 million;
•$25.8 million debt repayment on the $233 million debt facility as a result of the sale of Golden Feng and Golden Shui previously securing the facility;
•repayments of $12.4 million in finance lease obligation;
•$4.5 million debt fees paid in connection with the refinancing $230.4 million outstanding debt under three credit facilities and entering into a new $80 million facility; and
•$7.5 million in share repurchase payments.

Borrowing Activities

In April 2024, the Company signed a $180 million sustainability-linked term loan facility to refinance six Newcastlemax vessels acquired in February 2023. The financing has a five-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 160 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance. During the six months ended June 30, 2024, we drew down $310 million under the facility.

In December 2023, the Company signed a sale and leaseback agreement for an amount of $85 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization of 21 years and with purchase options throughout the term and at maturity. As of June 30, 2024, two newbuildings were delivered and we drew down $41.8 million under the facility.

In the six months ended June 30, 2024, the Company repaid $75.0 million on its revolving credit facilities, which resulted in an undrawn revolving credit facility balance of $150.0 million at the end of the period.

Debt covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants. We are required to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt, maintain positive working capital as defined in our loan agreements which excludes the short-term portion of long-term borrowings and finance lease obligations, and maintain a value adjusted equity of at least 25% of value adjusted total assets. Further, under our $180 million, $360 million, $175 million, $275 million and $250 million loan facilities, the value should not fall below 130% of the outstanding loan. For the $40 million loan facility, the value should not fall below 125%. For the $80 million loan facility, the value should not fall below 120%. For the $85 million loan facility and $260 million lease financing, the value should not fall below 115%.

With regards to free cash, we have agreed under our debt arrangements to retain at least $70.7 million of cash and cash equivalents as of June 30, 2024 (December 31, 2023: $72.9 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2024, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which have reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings (excluding deferred charges) as of June 30, 2024 amounted to $1,347.5 million compared to $1,380.7 million as of December 31, 2023, and bear interest at SOFR plus a margin.

Interest Rate Swap Agreements

Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on a total notional principal amount of $650 million (December 31, 2023: $650 million) are swapped to fixed rate. In the six months ended June 30, 2024, we recognized a net gain of $12.3 million related to interest rate swap agreements (six months ended June 30, 2023: net gain of $9.6 million). As of June 30, 2024, a notional principal amount of $450 million, with SOFR as reference rate, had a weighted average fixed interest rate of 2.17% (December 31, 2023: 2.17%). Remaining swaps with total notional principal amount of $200 million are forward-looking.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign Currency Swap Agreements

As of June 30, 2024, we had contracts to swap United States dollars to Norwegian kroner for a notional amount of $4.5 million. In the six months ended June 30, 2024, we recognized a net gain of $4.9 thousand related to foreign currency swaps (six months ended June 30, 2023: net loss of $21.0 thousand).

Inflation

Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as the war between Russia and Ukraine) increase operating, voyage, general and administrative, and financing costs. However, in the event of a shipping downturn, costs subject to inflation can usually be controlled as shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices.

In the first six months of 2024, we have observed moderate inflation affecting ship operating expenses, such as crew expenses, spares and stores, however, these effects were not material in comparison to our total ship operating expenses and did not exceed 10% of the Total Operating expenses line. Please refer to “Results of Operations” for more details.

The extent of inflation’s impact on our future financial and operational results, which could be material, will depend on the duration and severity of the Russo-Ukrainian war and the overall macroeconomic impact.

Commodity Price Risk

Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements

From time to time, we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

In the six months ended June 30, 2024, we recognized a net gain of $0.5 million related to bunker swap agreements (six months ended June 30, 2023: net gain of $47 thousand).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market.

FFA

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2024, we recognized a net gain of $1.6 million related to FFAs (six months ended June 30, 2023: net loss of $2.7 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2024 and June 30, 2023	19

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	20

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and June 30, 2023	22

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2024 and June 30, 2023	24

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	25

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2024 and June 30, 2023

(in thousands of $, except per share data)

	Six months ended June 30,
	2024	2023
Operating revenues
Time charter revenues	314,736	181,693
Voyage charter revenues	180,897	226,946
Other revenues	1,193	1,261
Total operating revenues	496,826	409,900

Gain on sale of assets	1,133	2,583

Operating expenses
Voyage expenses and commissions	102,779	123,626
Ship operating expenses	128,924	124,061
Charter hire expenses (including related party amounts of $17,304 and $14,556 for the six months ended June 30, 2024 and 2023, respectively)	12,154	26,992
Administrative expenses	12,539	9,329
Impairment loss on vessels	—	11,780
Depreciation	70,254	64,087
Total operating expenses	326,650	359,875

Net operating income	171,309	52,608

Other income (expenses)
Interest income	3,671	2,685
Interest expense	(56,186)	(46,197)
Share of results of associated companies	(4,976)	9,868
Gain on derivatives	14,418	6,962
Other financial items	(255)	202
Net other income (expenses)	(43,328)	(26,480)

Net income before tax	127,981	26,128
Income tax expense	100	60

Net income	127,881	26,068

Per share information:
Basic earnings per share	$0.64	$0.13
Diluted earnings per share	$0.64	$0.13

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023
(in thousands of $)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	99,454	116,382
Restricted cash	3,601	2,254
Trade accounts receivable, net	29,977	29,809
Other current assets	57,270	47,812
Related party receivables	6,655	3,734
Derivative instruments receivable	12,779	12,480
Favorable charter party contracts	793	796
Inventories	40,921	40,887
Prepaid expenses	11,507	6,771
Voyages in progress	21,526	17,992
Total current assets	284,483	278,917
Long-term assets
Vessels and equipment, net	2,984,408	2,987,360
Vessels held for sale	16,455	14,486
Finance leases, right of use assets, net	61,191	68,643
Operating leases, right of use assets, net	8,367	9,538
Newbuildings	31,421	54,777
Investments in associated companies	52,582	58,536
Derivative instruments receivable long-term	19,608	15,590
Favorable charter party contracts	362	755
Other intangible assets	1,727	—
Other long-term assets	1,256	416
Total assets	3,461,860	3,489,018

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	115,361	109,309
Current portion of finance lease obligations - related party	20,149	19,601
Current portion of operating lease obligations (including related party balances of $2,209 as of June 30, 2024 and $2,147 as of December 31, 2023)	2,697	2,632
Derivative instruments payable	107	172
Unfavorable charter party contracts	2,490	2,496
Related party payables	13,164	9,157
Trade accounts payable	9,421	9,524
Accrued expenses	47,267	46,041
Other current liabilities	32,728	27,259
Total current liabilities	243,384	226,191
Long-term liabilities
Long-term debt	1,220,157	1,260,758
Non-current portion of finance lease obligations - related party	57,668	67,987

Non-current portion of operating lease obligations (including related party balances of $8,063 as of June 30, 2024 and $9,198 as of December 31, 2023)	8,215	9,621
Other long-term liabilities	2,039	2,570
Total liabilities	1,531,463	1,567,127
Commitments and contingencies
Equity
Share capital (Shares issued: 2024: 201,190,621 shares. 2023: 201,190,621 shares. Outstanding shares: 2024: 200,028,293 shares. 2023: 199,628,293 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(8,577)	(11,527)
Additional paid in capital	1,124	1,124
Contributed capital surplus	1,582,257	1,582,257
Accumulated earnings	345,532	339,976
Total equity	1,930,397	1,921,891
Total liabilities and equity	3,461,860	3,489,018

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $)

	Six months ended June 30,
	2024	2023

Net income	127,881	26,068
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	70,254	64,087
Amortization of deferred charges	3,321	3,066
Impairment loss on vessels	—	11,780
Share option expenses	—	203
Share of results of associated companies	4,976	(9,868)
Dividends received from associated companies	978	16,868
Amortization of unfavorable charter party contracts	(845)	(545)
Mark to market (gain) loss on derivatives	(4,383)	(3,679)
Mark to market (gain) loss on marketable securities	—	(448)
Non-cash lease expense	(169)	(131)
Net gain from sale of assets	(1,133)	(2,583)
Other	(69)	(534)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(167)	(15,588)
Related party payables and receivables balances	1,086	1,026
Other receivables	(8,464)	14,252
Inventories	(34)	(6,247)
Voyages in progress	(3,534)	3,744
Prepaid expenses	(4,735)	3,382
Other long-term assets	(2,105)	—
Trade accounts payables	(103)	4,082
Accrued expenses	3,837	7,959
Other current liabilities	5,464	5,174
Other long-term liabilities	701	—
Net cash provided by operating activities	192,757	122,068
Investing activities
Additions to vessels and right of use assets	(871)	(254,010)
Additions to newbuildings	(52,554)	(113,739)
Proceeds from sale of vessels	15,709	58,873
Repayment of loans receivable from related parties	—	925
Other investing activities, net	—	4
Net cash used in investing activities	(37,716)	(307,947)
Financing activities
Proceeds from long-term debt	531,820	537,140
Repayment of long-term debt	(565,003)	(297,505)

Repayment of finance leases (including related party amounts of $12,382 and $12,418 for the six months ended June 30, 2024 and 2023 respectively)	(12,382)	(12,418)
Debt fees paid	(5,681)	(4,516)
Distributions to shareholders	(119,897)	(60,120)
Share repurchases	—	(7,452)
Proceeds from share distributions	522	—
Net cash provided by (used in) financing activities	(170,621)	155,129
Net change in cash, cash equivalents and restricted cash	(15,580)	(30,750)
Cash, cash equivalents and restricted cash at beginning of period	118,635	138,073
Cash, cash equivalents and restricted cash at end of period	103,055	107,323

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2024 and June 30, 2023
(in thousands of $, except number of shares)

	Six months ended June 30,
	2024	2023
Number of shares outstanding
Balance at beginning of period	199,628,293	200,485,621
Repurchase of shares	—	(982,328)
Distribution of treasury shares	400,000	—
Balance at end of period	200,028,293	199,503,293

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(11,527)	(5,014)
Repurchase of shares	—	(7,452)
Shares distributed	2,950	—
Balance at end of period	(8,577)	(12,466)

Additional paid in capital
Balance at beginning of period	1,124	851
Stock option expense	—	202
Balance at end of period	1,124	1,053

Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257

Accumulated earnings (deficit)
Balance at beginning of period	339,976	328,878
Loss on distributed treasury shares	(2,428)	—
Distribution from retained earnings	(119,897)	(60,120)
Net income	127,881	26,068
Balance at end of period	345,532	294,826
Total equity	1,930,397	1,875,731

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. ("Golden Ocean," the "Company," "we," or "our") have been stated on the same basis as the Company’s audited consolidated financial statements for the year ended December 31, 2023 and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the "SEC") on March 20, 2024 (our "Annual Report").

The condensed balance sheet at December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. The results of operations for the interim period ended June 30, 2024 are not necessarily indicative of the results for the year ending December 31, 2024.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and those of the Company's subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Our accounting policies have not changed from those reported in our Annual Report.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Recently issued accounting pronouncements are not expected to materially impact the Company.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Net income	127,881	26,068

(in thousands)	2024	2023
Weighted average number of shares outstanding - basic	199,851	200,337
Dilutive effect of stock options	163	541
Weighted average number of shares outstanding - diluted	200,014	200,878

In March 2024, 400,000 share options held by the management were exercised and settled using treasury shares. As of June 30, 2024, there were no outstanding share options. In the six months ended June 30, 2023, all 650,000 of outstanding share options during the period were dilutive.

	2024	2023
Cash dividends per share declared	$0.60	$0.20

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2024 and 2023 respectively:

(in thousands of $)	2024	2023
Time charter revenues	314,736	181,693
Voyage charter revenues	180,897	226,946
Other revenues	1,193	1,261
Total operating revenues	496,826	409,900

In the six months ended June 30, 2024 and June 30, 2023, we recognized a total of $9.2 million and $6.8 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes or the vessel speed. However, from time to time some voyage charter contracts contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The ASC 842 lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the six months ended June 30, 2024, the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	314,736	—	314,736
Voyage charter revenues	12,797	168,100	180,897
Other revenues	—	1,193	1,193
Total operating revenues	327,533	169,293	496,826

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $10.8 million of contract assets were capitalized in the period ended June 30, 2024 under "Other current assets", of which $8.4 million was amortized up to June 30, 2024, leaving a remaining balance of $2.4 million. $3.6 million of capitalized fulfillment costs were amortized in the six months ended June 30, 2024, in relation to voyages in progress at the end of December 31, 2023.

Variable lease income included into our time-charter agreements amounted to $17.6 million and $11.7 million for the six months ended June 30, 2024 and 2023, respectively.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
As of June 30, 2024 and December 31, 2023, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2024	2023
Voyages in progress (contract assets)	10,801	15,651
Trade accounts receivable	7,144	11,066
Other current assets (capitalized fulfillment costs)	2,436	3,558
Total	20,381	30,275

As at June 30, 2024, we recorded $9.8 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2024, we recognized $5.3 million in revenue, which was deferred as at December 31, 2023, as the performance obligations were met. Credit loss allowance as of June 30, 2024 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2023.

7. IMPAIRMENT LOSS ON VESSELS

No impairment loss on vessels was recognized in the first six months of 2024.

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owners in May 2023, resulting in total cash proceeds net of commissions of $43.6 million. The Company recorded an impairment loss of $11.8 million in connection with the sale.

8. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2024 and June 30, 2023, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2024	2023
Cash and cash equivalents	99,454	103,897
Short-term restricted cash	3,601	3,426
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	103,055	107,323

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $70.7 million of cash and cash equivalents as at June 30, 2024 (June 30, 2023: $72.8 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

9. OTHER CURRENT ASSETS

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands of $)	June 30, 2024	December 31, 2023
Capitalized fulfillment costs	3,101	3,558
Agent receivables	560	969
Advances	1,348	1,238
Claims receivables	4,550	8,784
Bunker receivables on time charter-out contracts	26,241	21,659
Funding provided to ship managers	18,680	6,983
Other receivables	2,790	4,621
Total other current assets	57,270	47,812

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of June 30, 2024 and December 31, 2023. Provision for doubtful debts amounted to nil as of June 30, 2024 and December 31, 2023.

10. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2023	3,706,726	(719,366)	2,987,360
Other additions	14	—	14
Transfer from newbuildings	76,325	—	76,325
Transfer to Vessels Held for Sale	(23,385)	6,930	(16,455)
Depreciation	—	(62,836)	(62,836)
Balance as of June 30, 2024	3,759,680	(775,272)	2,984,408

At June 30, 2024, we owned 19 Newcastlemaxes, 33 Capesizes and 31 Panamaxes (At December 31, 2023: 19 Newcastlemaxes, 33 Capesizes and 31 Panamaxes). This only includes vessels part of "Vessels and Equipment, net" (not including the Panamax vessel listed as "Held for sale" as per June 30, 2024, referenced in the paragraph below).

In June 2024, the Company entered into an agreement to sell one Panamax vessel for a net consideration of $20.8 million. With reference to Note 23, "Subsequent Events", the vessel was delivered to its new owner in August 2024 and we expect to record a gain from sale of approximately $4.3 million in the third quarter of 2024. As of June 30, 2024, the vessel is classified as held for sale.

In December 2023, the Company entered into an agreement to sell one Panamax vessel for a net consideration of $15.7 million. As of June 30, 2024, the vessel was delivered to its new owner and a gain from sale of $1.1 million was recorded upon delivery.

With reference to Note 11, "Newbuildings", two newbuildings were delivered to the Company during the period and related accumulated costs were transferred to the "Vessel and equipment" in the total amount of $76.3 million.

For the six months ended June 30, 2024, we did not capitalize any costs in relation to the installation of BWTS and scrubbers on our vessels.

Total depreciation expense for own vessels and equipment was $62.8 million for the six months ended June 30, 2024. In addition, we depreciated $7.5 million of our finance leased assets during the six months ended June 30, 2024.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
11. NEWBUILDINGS

Movements in the six months ended June 30, 2024 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2023	54,777
Installments paid	50,218
Capitalized interest expense	1,548
Other	1,203
Transfer to vessels and equipment	(76,325)
Balance as of June 30, 2024	31,421

In 2021 and 2022, the Company entered into agreements to construct a total of ten Kamsarmax vessels. Eight vessels have been delivered as of June 30, 2024, one subsequent to June 30, 2024, and the latest is expected to be delivered to the Company by fourth quarter of 2024.

In the six months ended June 30, 2024, the Company paid installments in total of $50.2 million related to three newbuildings. During six months ended June 30, 2024, we capitalized interest expense of $1.5 million for four Kamsarmax newbuildings.

Remaining Kamsarmax newbuildings commitments of $43.2 million will be financed by the $85 million sale and leaseback agreement entered into in December 2023.

In the six months ended June 30, 2024, two out of the four Kamsarmax newbuildings were delivered to the Company and related accumulated costs were transferred to "Vessels and Equipment, net" in the total amount of $76.3 million. As of June 30, 2024, the Company had capitalized costs of $31.4 million relating to construction contracts for the two remaining Kamsarmax newbuildings. With reference to Note 23, "Subsequent Events", one out of two Kamsarmax newbuildings under construction was delivered to the Company subsequent to June 30, 2024, bringing the total to nine delivered Kamsarmax.

12. VESSELS HELD FOR SALE

In June 2024, we entered into an agreement to sell one Panamax vessel to an unrelated third party for a net sale price of $20.8 million. With reference to Note 23, "Subsequent Events", the vessel was delivered to its new owner in August 2024. The vessel is classified as held for sale as of June 30, 2024.

13. OPERATING LEASES

As of June 30, 2024, we had leased in one vessel from SFL which was classified as operating lease. Additionally, as of June 30, 2024 and December 31, 2023 we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2024. The daily time charter rate for SFL operating lease was $17,600, of which $7,000 is for operating expenses (including drydocking costs) until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments are adjusted if the actual three-month reference rate should deviate from a base SOFR of 0.233% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire increased or decreased by $50 per day until the third quarter of 2022 and $25 per day in the remaining lease period. This resulted in an average daily rate of $16,171 for SFL operating lease in the first six months of 2024 and we incurred $3.7 million in total profit share for all eight SFL vessels in the first six months of 2024 (nil in profit share in the first six months of 2023).

Contingent or variable lease expense for the eight SFL leases was recorded in 2024 as interest expense of $1.8 million (six months ended June 30, 2023: $1.7 million). We have a purchase option of $112 million en-bloc for eight vessels after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels is 13 years and expires in 2028.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due under the leases above between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $3.8 million and $14.4 million of the non-lease component, or service element, under ship operating expenses for the first half of 2024 and 2023, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.3 million and $0.3 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2024 and for the first six months of 2023, respectively.

We have recognized right of use assets for our long-term operating leases as follows:

(in thousands of $)	SFL Leases	Office Leases	Total
Balance as of January 1, 2024	8,541	997	9,538
Additions	—	—	—
Amortization	(908)	(263)	(1,171)
Balance as of June 30, 2024	7,633	734	8,367

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In the first six months of 2024, we recorded no impairment of right of use assets for operating leases.

We have recognized lease obligations for our operating leases as follows:

(in thousands of $)	SFL Leases	Office Leases	Total
Balance as of January 1, 2024	11,345	908	12,253
Additions	—	—	—
Repayments	(1,073)	(272)	(1,345)
Foreign exchange translation	—	4	4
Balance as of June 30, 2024	10,272	640	10,912
Current portion	2,209	488	2,697
Non-current portion	8,063	152	8,215

Charter hire and office rent expense

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2024 are as follows:

(in thousands of $)
2024 (remaining six months)	1,681
2025	3,306
2026	2,809
2027	2,809
2028	1,960
Total minimum lease payments	12,565
Less: Imputed interest	(1,652)
Present value of operating lease liabilities	10,912

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
In the six months ended June 30, 2024, the future rental payments include $0.8 million (in the six months ended June 30, 2023: $1.3 million) in relation to office rent costs and $11.8 million (six months ended June 2023: $17.0 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases, including short term leases, was $12.2 million for the six months ended June 30, 2024 (six months ended June 30, 2023: $27.0 million). Total cash paid in respect of operating leases was $12.4 million in six months ended June 30, 2024 (six months ended June 30, 2023: $23.3 million). The weighted average discount rate in relation to our operating leases was 6.50% and 5.15% for the six months ended June 30, 2024 and June 30, 2023, respectively. The weighted average lease term was 4.0 years and 4.3 years for the period ended June 30, 2024 and June 30, 2023, respectively.

Rental income

As of June 30, 2024, we leased out nine vessels on fixed time charter rates (December 31, 2023: nine vessels) and 29 vessels (December 31, 2023: 31 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

The future minimum operating lease revenue receipts under our non-cancelable operating leases as of June 30, 2024 are as follows:

(in thousands of $)
2024 (remaining six months)	26,738
2025	37,871
2026	2,353
Thereafter	—
Total minimum lease receipts	66,962

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and, as such, these contracts are essentially operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of June 30, 2024, the cost and accumulated depreciation of the 38 vessels which were leased out to third parties, were $2,001.4 million and $467.1 million, respectively. As of December 31, 2023, the cost and accumulated depreciation of the 40 vessels which were leased out to third parties, were $2,134.3 million and $475.0 million, respectively.

14. FINANCE LEASES

As of June 30, 2024, we held seven SFL vessels under finance lease (December 31, 2023: seven vessels). With reference to Note 13, "Operating Leases", we have leased in eight vessels from SFL, a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2024. From the third quarter of 2022 until June 30, 2025 the daily time charter rate is $16,435, of which $7,000 is for operating expenses (including drydocking costs). Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for reference rate based variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 13, "Operating Leases". The average daily rate was calculated to be $17,706 for finance leases in 2024 and there was $3.7 million in profit share in the first six months of 2024 for all eight SFL vessels (nil in profit share in the first six months of 2023). Contingent or variable lease expense for the eight SFL leases was recorded in the six months ended June 30, 2024 as interest expense of $1.8 million. In the six months ended June 30, 2023 we recorded a variable lease expense of $1.7 million.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2024	68,643
Additions	—
Impairment	—
Depreciation	(7,452)
Balance as of June 30, 2024	61,191

In the first six months of 2024, we recorded no impairments of right of use assets for vessels under finance leases.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2024	87,588
Additions	—
Repayments	(12,382)
Interest expense on obligations under finance lease	2,611
Balance as of June 30, 2024	77,817
Current portion	20,149
Non-current portion	57,668

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 4.1 years as of June 30, 2024. The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 4.6 years as of December 31, 2023.

The outstanding obligations under finance leases at June 30, 2024 are payable as follows:

(in thousands of $)
2024 (remaining six months)	12,169
2025	22,551
2026	20,617
2027	20,617
2028	12,320
Minimum lease payments	88,274
Less: imputed interest	(10,457)
Present value of obligations under finance leases	77,817

With regard to the SFL eight Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

15. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2024 and December 31, 2023, we had the following participation in investments that are recorded using the equity method:

(% of ownership)	2024	2023
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")	15.92%	15.92%
United Freight Carriers LLC ("UFC")	50.00%	50.00%

Movements in equity method investments for the six months ended June 30, 2024 are summarized as follows:

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands of $)	SwissMarine	Other	Totals
Balance as of December 31, 2023	48,622	9,914	58,536
Distributions received from associated companies	—	(978)	(978)
Share of income/ (loss)	(4,025)	(951)	(4,976)
Balance as of June 30, 2024	44,597	7,985	52,582

16. DEBT

Debt at June 30, 2024 and December 31, 2023 is summarized as follows:

(in thousands of $)	2024	2023
$180.0 million term loan	180,000	—
$360.0 million term loan and revolving facility	302,862	—
$85.0 million term loan	41,339	—
$40.0 million term loan	38,500	39,500
$80.0 million term loan	76,000	78,000
$233.0 million term loan	—	181,368
$250.0 million term loan	204,813	224,021
$275.0 million term loan and revolving facility	180,773	241,830
$175.0 million term loan and revolving facility	97,251	127,297
$260.0 million lease financing	225,952	232,143
$304.0 million term loan and revolving facility	—	197,926
$120.0 million term loan	—	58,588
U.S. dollar denominated floating rate debt	1,347,490	1,380,673
Deferred charges	(11,972)	(10,606)
Total debt	1,335,518	1,370,067
Less: current portion of debt	(115,361)	(109,309)
Long-term portion of debt	1,220,157	1,260,758

Movements during the six months ended June 30, 2024 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance at December 31, 2023	1,380,673	(10,606)	1,370,067
Loan draw downs	531,820	—	531,820
Loan repayments	(565,003)	—	(565,003)
Capitalized financing fees and expenses for drawn debt	—	(4,687)	(4,687)
Amortization/ write off of capitalized fees and expenses	—	3,321	3,321
Balance at June 30, 2024	1,347,490	(11,972)	1,335,518

In the six months ended June 30, 2024, we made total repayments of $565.0 million including full repayment of outstanding debt amounting to $437.9 million in connection with refinancing of the $120 million facility, the $304 million facility and the $233 million facility, repayment of $7.7 million on the $250 million debt facility as a result of the sale of the vessel Golden Bull previously securing this facility, repayment of $75 million on the revolving credit facilities and ordinary repayment of long-term debt of $44.4 million.

In April 2024, the Company signed a $180 million sustainability-linked term loan facility to refinance six Newcastlemax vessels. The financing has a five-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 160 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Outstanding debt under the facility amounted to $180.0 million as of June 30, 2024.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
SOFR plus a margin of 175 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. During the six months ended June 30, 2024, we drew down $310 million under the facility and outstanding debt amounted to $302.9 million as of June 30, 2024.

In December 2023, the Company signed a sale and leaseback agreement for an amount of $85 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization of 21 years and with purchase options throughout the term and at maturity. As of June 30, 2024, two newbuildings were delivered and we drew down $41.8 million under the facility.

As of June 30, 2024, we recorded net deferred charges of $12.0 million as a direct deduction from the carrying amount of the related debt. In addition, for our undrawn revolving credit facilities we capitalized $1.0 million as Other current assets.

The total outstanding debt at June 30, 2024 is repayable as follows:

(in thousands of $)
2024 (remaining six months)	57,166
2025	114,333
2026	186,358
2027	207,617
2028	353,695
2029	310,770
Thereafter	117,551
Total	1,347,490
Deferred charges	(11,972)
Balance at June 30, 2024	1,335,518

As of June 30, 2024, our current portion of bank long-term debt was $115.4 million.

Assets pledged

As of June 30, 2024, 84 vessels (December 31, 2023: 83 vessels) with an aggregate carrying value of $3,000.9 million (December 31, 2023: $2,987.4 million) were pledged as security for our floating rate debt.

17. OTHER CURRENT LIABILITIES

As of June 30, 2024 and December 31, 2023 our current liabilities were as follows:

(in thousands of $)	2024	2023
Deferred charter revenue	27,246	22,840
Other current liabilities	5,482	4,419
Total other current liabilities	32,728	27,259

18. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2024 and December 31, 2023 are summarized as follows:

(in thousands of $)	2024	2023
Interest rate swaps	31,888	27,930
Bunker derivatives	381	140
Foreign currency swaps	118	—
Forward freight agreements	—	—
Asset Derivatives - Fair Value	32,387	28,070

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands of $)	2024	2023
Foreign currency swaps	—	2
Bunker derivatives	107	170
Forward freight agreements	—	—
Liability Derivatives - Fair Value	107	172

During the six months ended June 30, 2024 and June 30, 2023, the following amounts were recognized in the consolidated statement of operations under the line item "Gain (loss) on derivatives":

(in thousands of $)	2024	2023
Interest rate swaps	12,261	9,625
Foreign currency swaps	5	(21)
Forward freight agreements	1,620	(2,689)
Bunker derivatives	532	47
Total	14,418	6,962

19. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:

(in thousands of $, except per share amount)	2024	2023
300 million common shares of $0.05 par value	15,000	15,000

As of June 30, 2024, 200,028,293 common shares were outstanding (December 31, 2023: 199,628,293 common shares), each with a par value of $0.05. As of June 30, 2024, we hold 1,162,328 treasury shares. As of December 31, 2023, we held 1,562,328 treasury shares.

On October 4, 2022, the Board of Directors authorized a share buy-back program of maximum $100.0 million to purchase up to an aggregate of 10,000,000 of the Company's common shares for a period up to 12 months, commencing October 4, 2022. The maximum amount to be paid per share is $10.00, or equivalent in NOK for shares acquired at Oslo Stock Exchange. The Company is not obligated under the terms of the program to repurchase any of its common shares. The timing and amount of any repurchase will depend on alternative uses of capital, legal requirements, market conditions, stock price, and other factors, at the discretion of the Board of Directors. In October 2023, the Board of Directors resolved to extend the existing share buy-back program for another 12 months with the main terms of the program remaining unchanged.

During the six months ended June 30, 2024, the Company did not acquire any of its own shares. In 2023, the Company acquired an aggregate of 1,107,328 shares in open market transactions on the Oslo Stock Exchange and the NASDAQ Global Select Market under its share buy-back program, with aggregate purchase price totaling $8.4 million. As of June 30, 2024, there was 8.5 million of the Company's common shares yet to be repurchased under the plan.

As of June 30, 2024 and December 31, 2023, the management exercised 400,000 and 250,000 share options, respectively. The applicable options were settled using an equal amount of treasury shares as part of the 2022 share buy-back program and we recorded a loss of $2.4 million and $1.2 million in the equity statement as of June 30, 2024 and December 31, 2023, respectively.

In the six months ended June 30, 2024, we paid an aggregate of $119.9 million in dividends to our shareholders, or $0.60 per share (six months ended June 30, 2023: $60.1 million, or $0.30 per share). We have recorded the 2024 distributions as a reduction of Accumulated earnings.

20. RELATED PARTY TRANSACTIONS

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. Refer to Note 13, "Operating Leases" and Note 14, "Finance Leases" for additional information related to these contracts.

Seatankers Management Co. Ltd. ("Seatankers")

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
During the first six months of 2024, we have been a commercial and a technical manager of 10 dry bulk vessels owned and operated by Seatankers, with the number reduced to nine in March 2024 (six months ended June 30, 2023: 10). Pursuant to the management agreements, we receive $210 (six months ended June 30, 2023: $125) per day per vessel for managing the dry bulk vessels. From time to time, we may also charter in dry bulk vessels owned by Seatankers on short-term time charters.

United Freight Carriers
With reference to Note 15, "Investments in Associated Companies", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity on smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
We have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $0.7 million in the six months ended June 30, 2024 (six months ended June 30, 2023: $0.3 million).

TFG Marine
With reference to Note 15, "Investments in Associated Companies", we have an equity investment in TFG Marine. In 2020, we provided a shareholder loan to TFG Marine. The loan had a five-year term and bore interest of LIBOR plus a margin of 7%. In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million.

In six months ended June 30, 2024, we have paid $69.1 million to TFG Marine in relation to bunker procurement (six months ended June 30, 2023: $72.5 million). Upon purchase, bunkers were recorded as assets on the Consolidated Balance Sheet and were expensed using first-in, first-out basis once consumed during voyage charters.

We issued a $30.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of June 30, 2024, there are no exposures under the guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura Pte Ltd and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2024.

Management Agreements
Technical Supervision Services
Up to December 2023, we received technical supervision services from Frontline Management (Bermuda) Ltd ("Frontline Management"), a subsidiary of Frontline plc. In 2023, Frontline Management received an annual management fee of $25,170 per vessel related to the Golden Ocean fleet. From 2024, technical supervision is performed by Golden Ocean's in-house technical team, with the exception of newbuilding supervision services, which are continued to be performed by Frontline Management.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost-plus mark-up model. We buy services from related companies in relation to sales and purchase activities and administrative services in relation to our corporate headquarters. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts recorded as expense from related parties in the six months ended June 30, 2024 and June 30, 2023 is as follows:

(in thousands of $)	2024	2023
Frontline Management	602	1,069
SFL	17,314	13,482
Seatankers	344	1,365
Front Ocean Management AS	1,333	1,037
	19,593	16,953

Net amounts recorded as expense from related parties comprise of charter hire costs, bunker costs, general management, technical and commercial management fees.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
A summary of net amounts charged to related parties in the six months ended June 30, 2024 and June 30, 2023 is as follows:

(in thousands of $)	2024	2023
SFL	85	132
Seatankers	361	226
SwissMarine	666	279
UFC	—	900
	1,112	1,537

Net amounts charged to related parties mainly comprise of commercial management fees and charter hire.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations as of June 30, 2024 and June 30, 2023 is as follows:

(in thousands of $)	2024	2023
Time charter revenues	666	279
Other revenues	446	1,258
Ship operating expenses	(602)	(1,069)
Charter hire expenses1)	(17,304)	(14,556)
Administrative expenses	(1,687)	(1,328)
	(18,481)	(15,416)

1) Including charter hire expense for SFL finance leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of June 30, 2024 and December 31, 2023 is as follows:

(in thousands of $)	2024	2023
Frontline	6,097	3,145
Seatankers	579	528
SFL	—	82
Credit loss allowance	(21)	(21)
	6,655	3,734

A summary of balances owed to related parties as of June 30, 2024 and December 31, 2023 is as follows:

(in thousands of $)	2024	2023
TFG Marine	9,310	8,479
Other	3,854	678
	13,164	9,157

As of June 30, 2024 and December 31, 2023, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also Note 13, "Operating Leases" and Note 14, "Finance Leases" for additional information related to these contracts and related lease balances.

21. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates (three-months SOFR) on an original principal amount of $650 million (December 31, 2023: $650 million) are swapped to fixed rate.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Our interest rate swap contracts as of June 30, 2024 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional amount	Inception date	Maturity date	Fixed Interest Rate
Receiving floating pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.74%
Receiving floating pay fixed	50,000	April 2022 1)	December 2030	2.53%
Receiving floating pay fixed	50,000	July 2022 1)	September 2030	1.77%
Receiving floating pay fixed	50,000	January 2023	March 2030	3.07%
Receiving floating pay fixed	50,000	January 2023 2)	January 2030	2.55%
Receiving floating pay fixed	50,000	March 2023 2)	January 2030	2.64%
	650,000

1) SOFR-based forward-looking swaps: first payment date for the interest rate swaps is September 2024.
2) SOFR-based forward-looking swaps: first payment date for the $50 million 2.55% interest rate swap and $50 million 2.64% interest rate swap is January and March 2025, respectively.

Forward freight agreements ("FFA")

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2024, we had positions through FFA of net 330 days with maturity in 2024. As of December 31, 2023, we had long positions through FFA of net 300 days with maturity in 2024.

Bunker derivatives

We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of June 30, 2024, we had outstanding bunker swap agreements for about 14.8 thousand metric tonnes for 2024. As of December 31, 2023, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner and Singapore dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect on the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of June 30, 2024, we had contracts to swap United States dollars to Norwegian kroner for a notional amount of $4.5 million. In the six months ended June 30, 2024, we recognized a net gain of $4.9 thousand related to foreign currency swaps (six months ended June 30, 2023: net loss of $21.0 thousand). As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in Note 18, ''Derivative Instruments Payable and Receivable".

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2024 and December 31, 2023 are as follows:

		2024	2024	2023	2023
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	99,454	99,454	116,382	116,382
Restricted cash	1	3,601	3,601	2,254	2,254
Derivative assets	2	32,387	32,387	28,070	28,070
Liabilities
Long term debt - floating	2	1,347,490	1,347,490	1,380,673	1,380,673
Derivative liabilities	2	107	107	172	172

Please refer to Note 18, "Derivative Instruments Payable and Receivable", for a breakdown of the derivative assets.

In the six months ended June 30, 2024 and 2023, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
During the six months ended June 30, 2024, the value of Panamax vessel, Golden Bull, sold in 2023 and delivered to new owner in 2024, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreement. Upon delivery of the vessel in February 2024, we recorded a gain of $1.1 million.

In the first six months of 2023, we took a delivery of five Newcastlemax vessels from H-Line and recorded the cost of vessels acquired amounting to $241.0 million based on the fair value of the total consideration paid.

In the first six months of 2023, fair value of favorable and unfavorable time charter contracts acquired as part of the acquisition of Newcastlemax vessels, was measured at fair value upon delivery of vessels. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date. The time charter contracts attached to the five Newcastlemax vessels delivered in the six months ended June 30, 2023, were valued to net $6.3 million, which was capitalized upon delivery of vessels and recorded as an asset of $0.6 million and a liability of $6.9 million.

During the six months ended June 30, 2023, the value of Golden Strength, Golden Feng and Golden Shui, one Panamax vessel and two Capesize vessels, with sales entered into with unrelated third parties in November 2022 and March 2023, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million, and upon delivery of Golden Feng and Golden Shui in May 2023, we recorded an impairment loss of 11.8 million in connection with the sale.

Assets Measured at Fair Value on a Recurring Basis

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

22. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of June 30, 2024, we had two vessels under construction and outstanding contractual commitments of $43.2 million due by the fourth quarter of 2024. Contractual commitments will be financed by the $85 million sale and leaseback agreement entered into in December 2023.

With reference to Note 15, "Investments in Associated Companies", we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under a bunker supply arrangement with TFG Marine from $20.0 million to $30.0 million. As of June 30, 2024, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2024.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
23. SUBSEQUENT EVENTS

Subsequent to the quarter ended June 30, 2024, one Kamsarmax newbuilding under construction was delivered to the Company in August 2024, bringing the total to nine delivered Kamsarmaxes, and the last Kamsarmax newbuilding vessel is scheduled to be delivered to us by the fourth quarter of 2024. As a result, we drew down $21.6 million on the $85 million facility and we paid final installment of $19.8 million for the related newbuilding contract.

In August 2024, the Panamax vessel, Golden Ruby, was delivered to its new owner and we expect to record a gain of approximately $4.3 million in the third quarter of 2024.

On August 28, 2024, the Company announced a cash dividend to the Company's shareholders of $0.30 per share in respect of the second quarter of 2024, which is payable on or about September 20, 2024, to shareholders of record on September 11, 2024. Shareholders holding the Company's shares through the Euronext VPS may receive this cash dividend later, on or about September 23, 2024.